EXHIBIT 12.1

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Earnings:
Income/(loss) from continuing operations	$17,570	$29,466	$54,896	$50,249
Add (from continuing operations):
Interest on indebtedness (a)	30,095	31,954	94,500	93,736
Portion of rents representative of the interest factor	488	477	1,662	1,443
Amortization of capitalized interest	1,384	1,177	3,866	3,336
Total earnings	$49,537	$63,074	$154,924	$148,764

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$30,095	$31,954	$94,500	$93,736
Interest capitalized	4,638	4,133	13,990	12,122
Portion of rents representative of the interest factor	488	477	1,662	1,443
Fixed charges	$35,221	$36,564	$110,152	$107,301

Add:
Preferred stock dividends	926	929	2,784	2,787
Combined fixed charges and preferred stock dividends	$36,147	$37,493	$112,936	$110,088

Ratio of earnings to fixed charges	1.41	1.73	1.41	1.39
Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	1.68	1.37	1.35

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.